Exhibit 99.1

STARFIELD RESOURCES INC.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

November 30, 2011

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim condensed consolidated financial statements; they must be accompanied by a notice indicating that the  consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by, and are the responsibility of, the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Condensed Consolidated Statement of Financial Position
(in thousands of Canadian dollars)
(Unaudited)

	November 30,	February 28,	March 1,
	2011	2011	2010
		(Note 13)	(Note 13)
ASSETS
Current Assets
Cash	$1,355	$3,884	$3,581
Amounts receivable	283	419	220
Prepaid expenses and deposits (Note 4)	448	472	486
Total current assets	2,086	4,775	4,287

Mineral properties (Note 5)	15,765	16,511	16,138
Equipment (Note 6)	237	289	390
Total assets	$18,088	$21,575	$20,815

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$356	$1,219	$674

Deferred compensation	-	-	385

SHAREHOLDERS' EQUITY
Share capital	154,632	151,992	147,073
Contributed surplus	14,029	13,727	13,079
Warrants	3,718	1,920	1,020
Deficit	(154,647)	(147,283)	(141,416)
Total shareholders' equity	17,732	20,356	19,756
Total liabilities and shareholders' equity	$18,088	$21,575	$20,815
Going concern (Note 1)
Commitments (Note 9)

The accompanying notes are an integral part of these financial statements.

On behalf of the Board:

(signed)	Director	(signed)	Director
Norman Betts		Shirley Mears

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Condensed Consolidated Statements of Comprehensive Loss
(in thousands of Canadian dollars except loss per share)
(Unaudited)

	Three months ended		Nine months ended
	November 30,		November 30,
	2011	2010	2011	2010
		( Note 13)		( Note 13)
Expenses
Exploration	$1,287	$1,081	$4,954	$3,053
Directors' fees	52	52	167	166
Investor relations	19	12	120	93
Legal and audit	80	29	253	258
Compensation	73	118	224	343
Rent and office services	110	116	269	341
Transfer and regulatory fees	7	43	51	68
Travel and conferences	9	16	37	63
	1,637	1,467	6,075	4,385
Write-down of mineral properties (Note 5d)	-	-	1,000	-
Amortization of equipment	14	20	43	59
Foreign exchange loss	-	(41)	-	50
Stock-based compensation (Note 8)	1	81	50	365
Interest income	(7)	(2)	(21)	(114)
Loss before income taxes	1,645	1,525	7,147	4,745
Income and capital taxes	98	-	217	450

Net loss and comprehensive loss for the period	$1,743	$1,525	$7,364	$5,195
Basic and diluted net loss per share	$0.00	$0.00	$0.01	$0.01
Weighted average number of shares outstanding	718,801	578,022	694,677	539,256

The accompanying notes are an integral part of these financial statements.

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Condensed Consolidated Statements of Cash Flow
(in thousands of Canadian dollars)
(Unaudited)

	Nine months ended
	November 30,
	2011	2010
		( Note 13)
OPERATING ACTIVITIES
Net loss for the period	$(7,364)	$(5,195)
Non-cash charges (credits) to earnings:
Write-down of mineral properties	1,000	-
Capital tax	157	136
Amortization of equipment	43	59
Stock based compensation expense	50	414
Unrealized change on deferred compensation	-	(127)
Changes in non-cash working capital:
Decrease / (increase) in amounts receivables	136	(74)
Decrease in prepaid expenses and deposits	24	25
Decrease in accounts payable and accrued liabilities	(863)	547
Increase / (decrease) in deferred compensation	-	(169)
Net cash used in operating activities	(6,817)	(4,384)
INVESTING ACTIVITIES
Purchase of equipment	(3)	-
Mineral properties	(254)	(301)
Net cash used in investing activities	(257)	(301)
FINANCING ACTIVITIES
Issuance of shares and warrants	5,152	2,385
Share issue costs	(607)	(213)
Net cash provided by financing activities	4,545	2,172
Increase (decrease) in cash	(2,529)	(2,513)
Cash at beginning of period	3,884	3,581
Cash at end of period	$1,355	$1,068
Supplemental Disclosures
Interest received	$21	$114
Income taxes paid	$-	$-
The accompanying notes are an integral part of these financial statements.

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Condensed Consolidated Statements of Changes in Shareholders’ Equity
(in thousands of Canadian dollars)
(Unaudited)

Share Capital

Authorized
Unlimited common shares, no par value
Unlimited number of First Preferred shares
Unlimited number of Second Preferred shares
		Share
	Share Capital	Capital	Contributed	Warrants	Warrants
Issued-common shares	number	amount	Surplus	number	amount	Deficit	Total

Balances, February 28, 2011	640,999,079	$151,992	$13,727	80,754,700	$1,920	$(147,283)	$20,356
Private placements (Note 7)	77,801,466	5,152	-	81,843,742	-	-	5,152
Share issue costs	-	(607)	-	-	-	-	(607)
Deferred taxes on share issue costs	-	136	-	-	-	-	136
Stock based compensation	-	-	59	-	-	-	59
Issue of warrants	-	(2,041)	-	-	2,041	-	-
Expiry of warrants	-	-	243	(26,946,852)	(243)	-	-
Net loss	-	-	-	-	-	(7,364)	(7,364)
Balances, November 30, 2011	718,800,545	$154,632	$14,029	135,651,590	$3,718	$(154,647)	$17,732

		Share
	Share Capital	Capital	Contributed	Warrants	Warrants
	number	amount	Surplus	number	amount	Deficit	Total

Balances, March 1, 2010	521,912,607	$147,073	$13,079	27,359,102	$1,020	$(141,416)	$19,756
Private placements (Note 7)	28,054,704	$2,385	$-	-	$-	$-	$2,385
Share issue costs	-	(213)	-	-	-	-	(213)
Stock based compensation	-	-	438	-	-	-	438
Issue of warrants	-	(190)	-	15,850,907	190	-	-
Expiry of warrants	-	-	1	(4,037,456)	(1)	-	-
Net loss	-	-	-	-	-	(5,195)	(5,195)
Balances, November 30, 2010	549,967,311	$149,055	$13,518	39,172,553	$1,209	$(146,611)	$17,171

The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC. | 5

Notes to the Condensed Consolidated Financial Statements
For the nine months ended November 30, 2011
(in thousands of Canadian dollars, unless otherwise noted)

Starfield Resources Inc. (“Starfield” or “the Company”) was incorporated under the Business Corporations Act (Alberta, Canada). The Company’s major business activity is the exploration and development of mineral properties in North America. The Company is listed on the Toronto Stock Exchange with it’s corporate office at 120 Adelaide Street West, Suite 900, Toronto, Canada. The Company has the following non-producing interests:

•	the Ferguson Lake nickel-copper-platinum-palladium-cobalt property located in Nunavut, Canada. (“Ferguson Lake Property”);
•	the Stillwater Project, a nickel-copper-cobalt and chromium property located in Montana, USA, adjacent to the Stillwater Platinum Mine;
•	the Moonlight Project, a copper-silver property located in California, and
•	one Nevada gold property.

1. Going Concern

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations.  The recoverability of the carrying value of exploration properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to raise financing, the achievement of profitable operations or, alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis.  Changes in future conditions could require material write-downs of the carrying values.  Some of the Company’s mining assets are located outside of Canada and are subject to the risk of foreign investment, including currency exchange fluctuations.

These condensed consolidated financial statements have been prepared on a going concern basis, which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company's ability to continue to do so is dependent on the ability of the Company to raise equity financing and the attainment of profitable operations.  There are no assurances that the Company will be successful in achieving these goals.  These condensed consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

The condensed consolidated financial statements have been prepared on a historical cost basis, except financial instruments that have been measured at fair value.  The condensed consolidated financial statements are presented in Canadian dollars except when otherwise indicated.

2.           Basis of Presentation

a)	Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These are the Company’s IFRS condensed interim consolidated financial statements for part of the period covered by the Company’s first IFRS annual consolidated financial statements for the year ending February 29, 2012. They do not include all of the information required for full annual consolidated financial statements. IFRS 1 First-time Adoption of IFRS (“IFRS 1”) has been applied and the impact of the transition from Canadian Generally Accepted Accounting Principles (“GAAP”) to IFRS is explained in the Company’s first IFRS condensed interim consolidated financial statements for the three months ended May 31, 2011 and further supplemented by Note 13 of these financial statements. Previously, the Company prepared its annual consolidated and condensed interim consolidated financial statements in accordance with Canadian GAAP.

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Notes to the Condensed Consolidated Financial Statements
For the nine months ended November 30, 2011
(in thousands of Canadian dollars, unless otherwise noted)

The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and outstanding as of January 12,  2012, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending February 28, 2012 could result in restatement of these condensed interim consolidated financial statements, including the transition adjustments recognized on change-over to IFRS.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s Canadian GAAP annual consolidated financial statements for the year ended February 28, 2011 and the IFRS condensed interim consolidated financial statements for the three months ended May 31, 2011. Note 16 in the condensed interim consolidated financial statements for the three months ended May 31, 2011 discloses IFRS information that is material to an understanding of these condensed interim consolidated financial statements.

Where material, the condensed interim consolidated financial statements also include required annual IFRS disclosures if the same disclosure was not previously made under Canadian GAAP.

b)	Significant Accounting Judgments, Estimates and Assumptions

The preparation of the condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the condensed consolidated financial statements and reported amounts of revenues and expenses during the reporting period.  Estimates and assumptions are continually evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  However, actual outcomes can differ from these estimates.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the balance sheet date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i) Mineral properties

The application of the Group's accounting policy for mineral properties requires judgment in determining whether it is likely that future economic benefits are likely, which may be based on assumptions about future events or circumstances.  Estimates and assumptions made may change if new information becomes available.  If, after expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written down to the estimated recoverable amount in the consolidated statement of income in the period when the new information becomes available.

ii) Contingencies:

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur.  The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

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Notes to the Condensed Consolidated Financial Statements
For the nine months ended November 30, 2011
(in thousands of Canadian dollars, unless otherwise noted)

iii) Recovery of future income tax assets:

Judgment is required in determining whether future income tax assets are recognized on the consolidated balance sheet.  Future income tax assets, including those arising from un-utilized tax losses, require management to assess the likelihood that the Group will generate taxable earnings in future periods in order to utilize recognized deferred tax assets.  Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction.  Future income tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized.

iv) Fair value estimates for stock options:

Stock based compensation is accounted for using the fair market value method. Under this method, stock option expense is determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company’s stock, the expected lives of awards of stock-based compensation, the fair value of the Company’s stock and the risk-free interest rate.

c)	New standards and interpretations not yet adopted

IFRS 7 Financial instruments: Disclosures (“IFRS 7”) was amended by the IASB in October 2010 and provides guidance on identifying transfers of financial assets and continuing involvement in transferred assets for disclosure purposes. The amendments introduce new disclosure requirements for transfers of financial assets including disclosures for financial assets that are not derecognized in their entirety, and for financial assets that are derecognized in their entirety but for which continuing involvement is retained. The amendments to IFRS 7 are effective for annual periods beginning on or after July 1, 2011. The Company has not yet determined the impact of the amendments to IFRS 7 on its financial statements.

IFRS 9 Financial Instruments (“IFRS 9”) was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet determined the impact of the amendments to IFRS 9 on its financial statements.

IFRS 10 Consolidated Financial Statements (“IFRS 10”) provides a single model to be applied in the control analysis for all investees, including entities that currently are special purpose entities in the scope of SIC 12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 Consolidated and Separate Financial Statements. The Company intends to adopt IFRS 10 in its financial statements for the annual period beginning on March 1, 2013. The Company has not yet determined the impact of the amendments to IFRS 10 on its financial statements.

IFRS 11 Joint Arrangements (“IFRS 11”) replaces the guidance in IAS 31 Interests in Joint Ventures. Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures. IFRS 11 essentially carves out of previous jointly controlled entities, those arrangements which although structured through a separate vehicle, such separation is ineffective and the parties to the arrangement have rights to the assets and obligations for the liabilities and are accounted for as joint operations in a fashion consistent with jointly controlled assets/operations under IAS 31. In addition, under IFRS 11 joint ventures are stripped of the free choice of equity accounting or proportionate consolidation; these entities must now use the equity method.

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Notes to the Condensed Consolidated Financial Statements
For the nine months ended November 30, 2011
(in thousands of Canadian dollars, unless otherwise noted)

Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall collapse the proportionately consolidated net asset value, including any allocation of goodwill, into a single investment balance at the beginning of the earliest period presented. The investment’s opening balance is tested for impairment in accordance with IAS 28 Investments in Associates and IAS 36 Impairment of Assets. Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented. The Company intends to adopt IFRS 11 in its financial statements for the annual period beginning on March 1, 2013. The Company has not yet determined the impact of the amendments to IFRS 11 on its financial statements.

IFRS 12 Disclosure of interests in other entities (“IFRS 12”) was issued by the IASB in May 2011. IFRS 12 requires enhanced disclosure of information about involvement with consolidated and unconsolidated entities, including structured entities commonly referred to as special purpose vehicles or variable interest entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of this standard on its financial statements.

IFRS 13 Fair Value Measurement converges (“IFRS 13”) IFRS and US GAAP on how to measure fair value and the related fair value disclosures. The new standard creates a single source of guidance for fair value measurements, where fair value is required or permitted under IFRS, by not changing how fair value is used but how it is measured. The focus will be on an exit price. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company has not yet determined the impact of the amendments to IFRS 13 on its financial statements.

An amendment to IAS 1 Presentation of financial statements (“IAS 1”) was issued by the IASB in June 2011. The amendment requires separate presentation for items of other comprehensive income that may be reclassified to profit or loss in the future. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The effective date is July 1, 2012 and earlier adoption is permitted. The Company is currently evaluating the impact of this amendment on its financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”) was issued on October 20, 2011, by the IASB, to address accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine, referred to as production stripping costs. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current “stripping activity asset”. The standard also provides guidance for the depreciation or amortization and impairment of such assets. IFRIC 20 is effective for reporting years beginning on or after January 1, 2013, although earlier application is permitted. The Company is assessing the impact, if any, the adoption of this standard may have on its financial statements.

3.           Significant accounting policies

The condensed consolidated interim financial statements are presented in thousands of Canadian dollars except where otherwise indicated. The condensed consolidated financial statements have been prepared on a historical cost basis, except financial instruments that have been measured at fair value.  These condensed financial statements have been prepared using the same accounting policies as those disclosed in Note 4 to the Company’s condensed interim financial statements for the three months ended May 31, 2011 with the exception of a change in the accounting policy for exploration expenditures which has changed as follows:

Mineral properties:

All costs related to exploration activities are expensed as incurred. Mining properties and surface rights acquired through business combinations or asset acquisitions are carried at cost less accumulated impairment. Once technical feasibility and commercial viability can be demonstrated (generally upon the establishment of proven or probably reserves), the carrying value will be assessed for impairment and reclassified to mining interests.

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Notes to the Condensed Consolidated Financial Statements
For the nine months ended November 30, 2011
(in thousands of Canadian dollars, unless otherwise noted)

4.           Prepaid Expenses and Deposits
	November 30,	February 28,
	2011	2011
Deposits - property leases	$274	$274
Prepaid insurance	99	74
Drilling contractors and other	75	124
	$448	$472

Deposits consist of $274 on deposit with the Kivalliq Inuit Association as reclamation, wildlife and environmental bonds, expiring on July 23, 2012.

5.           Mineral Properties

For the nine month period ended November 30, 2011	Ferguson Lake	Stillwater	Moonlight	Nevada
	Project	Project	Project	Projects	Total
Property acquisitions and maintenance costs
Balance, February 28, 2011	$3,208	$8,426	$3,877	$1,000	$16,511
Nevoro acquisition	-	-	-	-	-
Write-down of mineral properties (Note 5d)	-	-	-	(1,000)	(1,000)
Maintenance	153	101	-	-	254
Balance, November 30, 2011	$3,361	$8,527	$3,877	$-	$15,765

For the nine month period ended November 30, 2010	Ferguson Lake	Stillwater	Moonlight	Nevada
	Project	Project	Project	Projects	Total
Property acquisitions and maintenance costs
Balance, February 28, 2010	$2,988	$8,334	$3,816	$1,000	$16,138
Nevoro acquisition	-	-	-	-	-
Maintenance	148	92	61	-	301
Balance, November 30, 2010	$3,136	$8,426	$3,877	$1,000	$16,439

For the nine month period ended November 30, 2011	Ferguson Lake	Stillwater	Moonlight	Nevada
	Project	Project	Project	Projects	Total
Property Exploration costs
Balance, February 28, 2011	$108,840	$429	$531	$-	$109,800
Compensation (Note 8)	1,145	111	50	-	1,306
Air support including helicopter moves	776	360	-	-	1,136
Exploration drilling	491	697	40	-	1,228
Camp support costs, including fuel	242	36	3	-	281
Analytical and geophysical services	1,003	-	-	-	1,003
Balance, November 30, 2011	$112,497	$1,633	$624	$-	$114,754

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Notes to the Condensed Consolidated Financial Statements
For the nine months ended November 30, 2011
(in thousands of Canadian dollars, unless otherwise noted)

a) Ferguson Lake

The Company owns a 100% undivided interest in the Ferguson Lake nickel-copper-platinum-palladium-cobalt property, subject to a 3% net smelter royalty (“NSR”) on mineral production, a 3% gross overriding royalty on diamond production and a $50 annual advance NSR payment. The Company has the right to purchase 1% of the 3% NSR for $1,000 up to 180 days after receipt of a positive feasibility study recommending commercial production.

On October 5, 2009, the Company announced that it has signed a joint venture agreement with Thanda Resources Inc. (“Thanda”) to develop the Company’s previously identified diamond potential at the Ferguson Lake Project in Nunavut. The agreement gives Thanda the right to earn an initial 50% participating interest in a joint venture (that will focus on the exploration and development of the diamond potential at the Ferguson Lake property) by incurring cumulative exploration expenses of $6.5 million over a three year period. These expenditures must be incurred as follows:

Months 1 - 15	$2.0 million
Months 16 - 24	$2.5 million
Months 25 - 30	$2.0 million

After the initial $6.5 million investment, Thanda may choose to commence a prefeasibility study. Upon completion of a prefeasibility study, the Company may choose to either retain a 30% interest in the project by paying its pro-rata share of the costs of the prefeasibility study and future development, or convert to a 3% gross revenue royalty.

It is Management’s opinion that Thanda did not incur the minimum required expenditures of $2 million during the first 15 months of the agreement. Thanda has exercised its rights under the agreement to enter into a dispute resolution mechanism regarding the joint venture.

b) Stillwater Project

The Company holds the Stillwater Project consisting of the Basal Zone Lease Agreement and the Mountain View Lease Agreement in Montana, USA.

The Basal Zone Lease Agreement leases the Company mineral claims for 10 years expiring January 1, 2014. The Company is required to make payments of US$2 per month until the end of the lease.  Under the Basal Zone Lease Agreement, a 2% production royalty is payable by the Company on the sales of ore and concentrate; a 2% NSR applies if the ore/concentrate is sold to a mill, smelter or refinery or 2% of net income applies if the ore/concentrate is not sold to a mill, smelter or refinery. If there is a federal royalty imposed on any sales, then 50% of such federal royalty will be offset against the production royalty payable by the Company.

The Mountain View Lease Agreement leases the Company mineral claims for 10 years expiring February 1, 2014. If the Company wishes to extend the primary term of the lease, then the Company must pay US$50. Upon the commencement of construction of a mine, the Company must pay a US$500 advance royalty, 50% of which will be credited against future production royalties. A 2% production royalty is payable by the Company on the sale of ore and concentrate, and a 2% NSR applies if the ore/concentrate is sold to a mill, smelter or refinery or 2% of net income applies if the ore/concentrate is not sold to a mill, smelter or refinery.

In addition, the Company has signed an agreement to lease with an option to acquire the Benbow chromite mine which is adjacent to the Stillwater Project in Montana. The mine would be acquired under a Lease with Option to Purchase from the Benbow chromite mine, Limited Liability Partnership, (the “Owner”). The basic lease is for 25 years expiring July 14, 2033, unless the agreement is terminated, cancelled or extended. The terms of the agreement call for a signing bonus of US$50, with payments of US$50 on each of the first through fifth anniversaries, US$75 on each of the sixth through tenth anniversaries, US $100 on the eleventh and each subsequent anniversary of the effective date (“the Minimum Payments”). A 5% production royalty would be paid to the Owner, based on net proceeds from the production and sale of minerals from the property. The Minimum Payments shall constitute advance payments of the royalty on the property and shall be credited in the Company’s favor against royalty payment obligations.

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Notes to the Condensed Consolidated Financial Statements
For the nine months ended November 30, 2011
(in thousands of Canadian dollars, unless otherwise noted)

The Company has the option to purchase the Benbow chromite mine property for US$5,000. If the option to purchase is exercised after the fifth anniversary, but before the tenth anniversary, the purchase price will be US$10,000. Alternatively, the Company has the option to purchase an undivided fifty percent interest in the property for US$5,000, subject to its right to purchase additional portions of ownership of and title to the property in increments representing 5% of the entire undivided ownership for US$500 for each such increment.

c) Moonlight Project

The Moonlight Project is comprised of the Teagan Claims and the California- Engels Claims.

Teagan Claims

The Company holds a 100% interest in certain claims, located in Plumas County, California, U.S.A.  These claims are, however, subject to the terms of the exploration agreement with California-Engels Mining Company.

California-Engels Claims

In 2006, the Company entered into an exploration agreement, which contained an option to lease and purchase the underlying properties, enabling the Company to explore and purchase patented and fee lands that are located near the Company’s Moonlight Project, subject to a 2% NSR that is capped at US$25,000. Under the terms of the agreement, the Company is required to make annual payments of US$20.

The Company is also required to issue 139,200 common shares upon completion of a bankable feasibility study and upon construction of a mill. The Company may purchase the property at any time for US$10,000 or by issuing 696,000 common shares and paying an annual US$60 advance royalty.

d) Nevada Properties

The Nevada properties consisted of the Dome Hill and Stealth properties. The Company continues to hold the Dome Hill property which straddles the Nevada-California border.  In May 2011, the Company entered into an option agreement with a US gold company whereby they have the option to purchase the Dome Hill property over a three year period for a nominal amount. The Stealth property third party lease was terminated in August 2011, and the Company decided to allow these claims to lapse.

As the Company has determined that it no longer intends to pursue its interest in the Nevada properties, all accumulated costs have been written-off as at May 31, 2011.

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Notes to the Condensed Consolidated Financial Statements
For the nine months ended November 30, 2011
(in thousands of Canadian dollars, unless otherwise noted)

6.           Equipment

			Equipment
	Furniture	Exploration	under capital
	and fixtures	equipment	lease	Total
Cost
Balance as at February 28, 2011	$335	$366	$578	$1,279
Additions	1	2	-	3
Balance as at November 30, 2011	$336	$368	$578	$1,282
Accumulated amortization
Balance as at February 28, 2011	$214	$316	$460	$990
Additions	16	12	27	55
Balance as at November 30, 2011	$230	$328	$487	$1,045
Net book value
Balance as at February 28, 2011	$121	$50	$118	$289
Balance as at November 30, 2011	$106	$40	$91	$237

7.           Financing

(i)	During 2012:

On June 17, 2011, the Company completed a private placement of 27,273,000 units at a price of $0.05 per unit for gross proceeds of $1,363. Each unit consists of one common share and one common share purchase warrant. Each unit warrant entitles the holder to acquire one common share at an exercise price of $0.08 per share for a period of 24 months from the closing date. The Company incurred share issuance costs of $186.

The warrants were assigned a fair value of $572.  The fair value of the warrants issued was estimated using a Black-Scholes pricing model with the following assumptions:

Risk-free interest rate	1.49%
Expected life of warrants	2 years
Annualized volatility	114.70%
Dividend rate	0.00%

On May 13, 2011, the Company completed a private placement of 50,528,466 flow-through units at a price of $0.075 per unit for gross proceeds of $3,789. Each flow-through unit consists of one flow-through common share and one common share purchase warrant. Each flow-through unit warrant entitles the holder to acquire one common share at an exercise price of $0.11 per share for a period of 24 months from the closing date. The Company incurred share issuance costs of $421.

The warrants were assigned a fair value of $1,469.  The fair value of the warrants issued was estimated using a Black-Scholes pricing model with the following assumptions:

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Notes to the Condensed Consolidated Financial Statements
For the nine months ended November 30, 2011
(in thousands of Canadian dollars, unless otherwise noted)

Risk-free interest rate	1.67%
Expected life of warrants	2 years
Annualized volatility	112.48%
Dividend rate	0.00%

(ii)	During 2011:

On June 11, 2010, the Company completed a private placement of 28,054,704 units of the Company at a price of $0.085 per unit for total proceeds of $2,385.  Each unit consists of one flow-through share and one half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.15 for 12 months from the closing date.  The Company paid issuance costs of $213 and issued 1,823,555 broker warrants entitling the holder to acquire one common share at $0.085 for up to two years from the date of issuance.

The warrants were assigned a fair value of $190.  The fair value of the warrants issued was estimated using a Black-Scholes pricing model with the following assumptions:

Risk-free interest rate	1.21 – 1.78%
Expected life of warrants	1 -2 years
Annualized volatility	92.12 – 114.28%
Dividend rate	0.00%

On December 7, 2010, the Company completed a private placement of 38,954,155 flow-through units and 51,800,000 common share units of the Company at a price of $0.065 and $0.05 per unit, respectively, for total proceeds of $5,122.  Each flow-through unit consisted of one flow-through share and one half of one common share purchase warrant and each common share unit consisted of one common share and one half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.10 for 24 months from the closing date.

The Company incurred issuance costs of $635 and issued 6,829,563 broker warrants, expiring 24 months from the closing date in connection with the offering, entitling the holder to acquire one unit of the Company at a price of $0.05.  Each unit consisted of one common share and one half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.10 for 24 months from the closing date.

The warrants were assigned a fair value of $868.  The fair value of the warrants issued was estimated using a Black-Scholes pricing model with the following assumptions:

Risk-free interest rate	1.7%
Expected life of warrants	2 years
Annualized volatility	117.85%
Dividend rate	0.00%

STARFIELD RESOURCES INC. | 14

Notes to the Condensed Consolidated Financial Statements
For the nine months ended November 30, 2011
(in thousands of Canadian dollars, unless otherwise noted)

8.           Stock Options

The Company has a stock option plan whereby, from time to time, at the discretion of the board of directors, stock options are granted to directors, officers and certain consultants enabling them, as a group, to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option is based on the closing market price of the Company’s common stock on the date prior to the grant date. The options can be granted for a maximum term of 10 years and vest at the discretion of the board of directors. Options generally vest equally with one quarter vesting immediately, and the remainder vesting equally after six, twelve, and eighteen months, respectively, from the date of grant.

Stock options transactions for the nine months ended November 30, 2011 are summarized as follows:

	Nine months ended		Twelve months ended
	November 30, 2011		February 28, 2011
		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	(000's)	price	(000's)	price
Balance at February 28, 2011	29,617	$0.61	41,712	$0.56
Granted	-	-	400	0.10
Cancelled or expired	(4,775)	1.11	(12,495)	0.45
Balance at November 30, 2011	24,842	$0.51	29,617	$0.61

The following stock options were outstanding at November 30, 2011:

	Options outstanding			Options exercisable
Exercise price per share	Number	Weighted	Weighted	Number	Weighted
	outstanding	average	average	exerciseable	average
		remaining	exercise price		exercise price
		contractual
		life (years)
$0.09 - $0.25	10,800,000	3.21	0.11	10,700,000	$0.11
$0.26 - $0.50	6,212,824	0.37	0.31	6,212,824	$0.31
$0.51 - $1.00	1,650,000	1.44	0.84	1,650,000	$0.84
$1.01 - $1.50	3,980,000	0.82	1.11	3,980,000	$1.11
$1.50 - $2.00	2,200,000	0.72	1.70	2,200,000	$1.70
	24,842,824	1.78	0.51	24,742,824	$0.51

During the nine month period ended November 30, 2011, no stock options were granted to directors, employees and consultants (November 30, 2010 - 400,000). For the nine months ended November 30, 2011, the Company recognized $59 in stock-based compensation (November 30, 2010- $348) with a corresponding credit to contributed surplus on the balance sheet, of which $9 was charged to exploration expense (November 30, 2010 - $45).

The estimated fair value of stock options granted is recognized over their vesting periods.

STARFIELD RESOURCES INC. | 15

Notes to the Condensed Consolidated Financial Statements
For the nine months ended November 30, 2011
(in thousands of Canadian dollars, unless otherwise noted)

9.           Commitments

Leases

The Company entered into a lease for its corporate office in Toronto which expires October 31, 2013.  Minimum annual rents are $121 (November 30, 2010 - $149). The total minimum obligation remaining under this lease is $257 (November 30, 2010 - $439).

The Company entered into a 5 year commercial lease within its Ferguson Lake property which expires in July 2012. All annual rents have been paid as at November 30, 2011.

The minimum lease payments on the leases are as follows:

2012	$33
2013	134
2014	90
$257

10.           Segmented Information

The Company has one operating segment, which is the exploration of properties. Geographic segmentation of the Company’s assets is as follows:

As at	November 30, 2011		November 30, 2010
	Canada	USA	Canada	USA

Cash	$1,355	$-	$1,068	$-
Accounts receivable	283	-	294	-
Prepaid expenses and deposits	423	25	436	25
Mineral properties	3,361	12,404	3,136	13,331
Equipment	237	-	315	-
	$5,659	$12,429	$5,249	$13,356

11.           Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and development, and pay for administrative costs, the Company will spend its existing working capital, and will try to raise additional amounts as needed. The Company will continue to assess new properties, from time to time, and to acquire an interest in additional properties if it considers there to be sufficient geologic or economic potential, and if it has adequate financial resources to do so.  Companies in this stage typically rely upon equity financing or joint venture partnerships to fund the advancement of projects.  The current financial markets are very difficult and there is no certainty with respect to the Company’s ability to raise capital.

STARFIELD RESOURCES INC. | 16

Notes to the Condensed Consolidated Financial Statements
For the nine months ended November 30, 2011
(in thousands of Canadian dollars, unless otherwise noted)

There were no changes in the Company's approach to capital management during the first nine months of fiscal 2012.  The Company is not subject to externally imposed capital requirements.

12.           Financial Risk Factors

Financial instruments include cash and any contracts that give rise to a financial asset to one party and a financial liability or equity instrument to another party.  The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 - Inputs that are not based on observable market data.

Under the fair value hierarchy for 2011 and 2010, cash and cash equivalents would be considered a level 1 fair value measure.

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

Credit risk
The Company's credit risk is primarily attributable to cash and amounts receivable. The Company has no significant concentration of credit risk arising from operations. Cash is classified as cash equivalents and consist of overnight deposits, which have been invested with reputable financial institutions, from which management believes the risk of loss to be remote.  Financial instruments included in accounts receivable consist of harmonized sales tax due from the Federal Government of Canada. Management believes that the credit risk concentration with respect to financial instruments included in accounts receivable is remote.

Liquidity risk
The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at November 30, 2011, the Company had a cash balance of $1,355 (February 28, 2011 - $3,884) to settle current liabilities of $356 (February 28, 2011 - $1,219). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Market risk
(a)	Interest rate risk
The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

(b)	Foreign currency risk
The Company's functional currency is the Canadian dollar and major purchases are transacted in Canadian dollars. From time to time, the Company funds certain operations, exploration and administrative expenses in US dollars on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. Management believes the foreign exchange risk derived from currency conversions is not significant and therefore does not hedge its foreign exchange risk. There is no foreign currency risk associated with future income tax as this is primarily a Canadian dollar liability.

STARFIELD RESOURCES INC. | 17

Notes to the Condensed Consolidated Financial Statements
For the nine months ended November 30, 2011
(in thousands of Canadian dollars, unless otherwise noted)

(c)	Price risk
The Company is exposed to price risk with respect to commodity prices.  Changes in commodity prices will impact the economics of development of the Company’s mineral properties.  The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

Sensitivity analysis
The Company has designated its cash and cash equivalents and short term investments as held-for-trading, which are measured at fair value.  Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

As at November 30, 2011, the carrying and fair value amounts of the Company's financial instruments are the same.

The Company does not hold significant balances in foreign currencies to give rise to exposure to foreign exchange risk.

13.           Transition to IFRS

For all periods up to and including the year ended February 28, 2011, the Company prepared its financial statements in accordance with Canadian GAAP. These condensed interim consolidated financial statements are prepared in accordance with IAS 34.

Accordingly, the Company has prepared these condensed interim consolidated financial statements which comply with IFRS applicable for periods beginning on or after March 1, 2011 as described in the accounting policies disclosed in the Company’s first IFRS condensed interim consolidated financial statements for the three months ended May 31, 2011. Note 16 in the condensed interim consolidated financial statements for the three months ended May 31, 2011 explains the principal adjustments made by the Group in restating its Canadian GAAP consolidated statement of financial position as at March 1, 2010 and its previously published Canadian GAAP financial statements for the year ended February 28, 2011.  During the three months ended November 30, 2011, the Company changed its accounting policy for mineral exploration expenditures as described in Note 3 and has update the IFRS transition disclosures accordingly within these condensed interim consolidated financial statements.

IFRS 1 requires accounting policies to be applied retrospectively to determine the opening statement of financial position at the Company’s transition date of March 1, 2010 and allows first-time adopters certain exemptions from the retrospective application on certain IFRSs. The Company has elected and applied the following exemptions:

•	To apply IFRS 2 Share based Payments only to equity instruments that were issued after November 7, 2002 and had not vested by the Transition Date.

•	To apply IFRS 3 Business Combinations prospectively from the Transition Date, therefore not restating business combinations that took place prior to the Transition Date.

•	To apply the IFRS 1 exemption which provides relief from the application of IFRIC 1, Changes in Existing Decommissioning Restoration and Similar Liabilities and therefore not retrospectively.

•	Calculating the effect on property, plant and equipment and depreciation of each change that occurred each period prior to the Transition Date.

•
To apply the transition provisions of IFRIC 4 Determining whether an Arrangement Contains a Lease, therefore determining if arrangements existing at the Transition Date contain a lease based on the circumstances existing at that date. The Company has no leases.

STARFIELD RESOURCES INC. | 18

Notes to the Condensed Consolidated Financial Statements
For the nine months ended November 30, 2011
(in thousands of Canadian dollars, unless otherwise noted)

•
To apply IAS 23 Borrowing Costs prospectively from the transition date. IAS 23 requires the capitalization of borrowing costs directly attributable to the acquisition, production or construction of certain assets.

The transition to IFRS has resulted in changes to reported consolidated financial position and comprehensive loss as detailed in the adjustments provided in the following reconciliations and the notes that accompany the reconciliations.

Consolidated reconciliation from Canadian GAAP to IFRS
Statement of Financial Position			As at November 30, 2010
			Effect of	Change in
			Transition to	accounting
	Notes	CDN GAAP	IFRS	policy (a)	IFRS

ASSETS
Current Assets
Cash		$1,068	$-	$-	$1,068
Amounts receivable		294	-	-	294
Prepaid expenses and deposits		461	-	-	461
Total current assets		1,823	-	-	1,823

Mineral properties	(a)	127,526	(2,104)	(108,955)	16,467
Equipment		315	-	-	315
Total assets		$129,664	$(2,104)	$(108,955)	$18,605

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities		$1,434	$-	$-	$1,434
Current portion of capital lease obligation		-	-	-	-
Total current liabilities		1,434	-	-	1,434

Deferred compensation		-	-		-
Deferred income tax liability	(a)	9,554	(2,104)	(7,450)	-
Total long-term liabilities		9,554	(2,104)	(7,450)	-

SHAREHOLDERS' EQUITY
Share capital	(a)	138,642	-	10413	149,055
Contributed surplus	(a)	13,463	-	55	13,518
Warrants		1,209	-		1,209
Deficit	(a)	(34,638)	-	(111,973)	(146,611)
Total shareholders' equity		118,676	-	(101,505)	17,171
Total liabilities and shareholders' equity		$129,664	$(2,104)	$(108,955)	$18,605

STARFIELD RESOURCES INC. | 19

Notes to the Condensed Consolidated Financial Statements
For the nine months ended November 30, 2011
(in thousands of Canadian dollars, unless otherwise noted)

Consolidated reconciliation from Canadian GAAP to IFRS
Statement of Financial Position			As at February 28, 2011
			Effect of	Change in
			Transition to	accounting
	Notes	CDN GAAP	IFRS	policy (a)	IFRS

ASSETS
Current Assets
Cash		$3,884	$-	$-	$3,884
Amounts receivable		419	-	-	419
Prepaid expenses and deposits		472	-	-	472
Total current assets		4,775	-		4,775

Mineral properties	(a)	125,612	-	(109,101)	16,511
Equipment		289	-	-	289
Total assets		$130,676	$-	$(109,101)	$21,575

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities		$1,219	$-	$-	$1,219
Current portion of capital lease obligation		-	-	-	-
Total current liabilities		1,219	-	-	1,219

Deferred compensation		-	-		-
Deferred income tax liability	(a)	8,363	-	(8,363)	-
Total long-term liabilities		8,363	-	(8,363)	-

SHAREHOLDERS' EQUITY
Share capital	(a)	141,286	-	10,706	151,992
Contributed surplus	(a)	13,672	-	55	13,727
Warrants		1,920	-	-	1,920
Deficit	(a)	(35,784)	-	(111,499)	(147,283)
Total shareholders' equity		121,094	-	(100,738)	20,356
Total liabilities and shareholders' equity		$130,676	$-	$(109,101)	$21,575

STARFIELD RESOURCES INC. | 20

Notes to the Condensed Consolidated Financial Statements
For the nine months ended November 30, 2011
(in thousands of Canadian dollars, unless otherwise noted)

Consolidated reconciliation from Canadian GAAP to IFRS
Statement of Financial Position			As at March 1, 2010
			Effect of	Change in
			Transition to	accounting
	Notes	Cdn GAAP	IFRS	policy (a)	IFRS

ASSETS
Current Assets
Cash		$3,581	$-	$-	$3,581
Amounts receivable		220	-	-	220
Prepaid expenses and deposits		486	-	-	486
Total current assets		4,287	-		4,287

Mineral properties	(a)	124,172	(2,104)	(105,930)	16,138
Equipment		390	-	-	390
Total assets		$128,849	$(2,104)	$(105,930)	$20,815

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities		$674	$-	$-	$674
Current portion of capital lease obligation		-	-	-	-
Total current liabilities		674	-		674

Deferred compensation		385	-	-	385
Deferred income tax liability	(a)	9,944	(2,104)	(7,840)	-
Total long-term liabilities		10,329	(2,104)	(7,840)	385

SHAREHOLDERS' EQUITY
Share capital	(a)	136,660	-	10,413	147,073
Contributed surplus	(a)	13,024	-	55	13,079
Warrants		1,020	-	-	1,020
Deficit	(a)	(32,858)	-	(108,558)	(141,416)
Total shareholders' equity		117,846	-	(98,090)	19,756
Total liabilities and shareholders' equity		$128,849	$(2,104)	$(105,930)	$20,815

STARFIELD RESOURCES INC. | 21

Notes to the Condensed Consolidated Financial Statements
For the nine months ended November 30, 2011
(in thousands of Canadian dollars, unless otherwise noted)

Consolidated reconciliation from Canadian GAAP to IFRS
Statement of Comprehensive Income		Three months Ended November 30, 2010
			Effect of	Change in
			Transition to	accounting
	Notes	Cdn GAAP	IFRS	policy (a)	IFRS

Expenses

Exploration	(a)	$-		$1,081	$1,081
Directors' fees		52			52
Investor relations		12			12
Legal and audit		29			29
Compensation		118			118
Rent and office services		116			116
Transfer and regulatory fees		43			43
Travel and conferences		16			16
	-	386		1081	1467

Amortization of equipment		20			20
Foreign exchange loss (gain)		(41)			(41)
Stock-based compensation		81			81
Interest income		(2)			(2)

Loss before income taxes		444		1081	1525

Income and capital taxes		0			0

Future income tax expense (recovery)		-			-

Net loss and comprehensive loss for the quarter		$444	$-	$1,081	$1,525

Basic and diluted net loss per share		$-	$-	$-	$-

Weighted average number of shares outstanding		578,022			578,022

STARFIELD RESOURCES INC. | 22

Notes to the Condensed Consolidated Financial Statements
For the nine months ended November 30, 2011
(in thousands of Canadian dollars, unless otherwise noted)

Consolidated reconciliation from Canadian GAAP to IFRS
Statement of Comprehensive Income		Nine months Ended November 30, 2010
			Effect of	Change in
			Transition to	accounting
	Notes	Cdn GAAP	IFRS	policy (a)	IFRS

Expenses

Exploration	(a)	$-		$3,053	$3,053
Directors' fees		166			166
Investor relations		93			93
Legal and audit		258			258
Compensation		343			343
Rent and office services		341			341
Transfer and regulatory fees		68			68
Travel and conferences		63			63
	-	1332		3053	4385

Amortization of equipment		59			59
Foreign exchange loss (gain)		50			50
Stock-based compensation		365			365
Interest income		(114)			(114)

Loss before income taxes		1692		3053	4745

Income and capital taxes		450			450

Future income tax expense (recovery)		-			-

Net loss and comprehensive loss for the quarter		$2,142	$-	$3,053	$5,195

Basic and diluted net loss per share		$0.01	$-	$-	$0.01

Weighted average number of shares outstanding		539,256			539,256

STARFIELD RESOURCES INC. | 23

Notes to the Condensed Consolidated Financial Statements
For the nine months ended November 30, 2011
(in thousands of Canadian dollars, unless otherwise noted)

Notes to the reconciliation from Canadian GAAP to IFRS

(a) Mineral properties:

The company adjusted for the initial recognition exception on asset recognition of mineral properties related to the Nevoro Inc. acquisition on October 8, 2009.

During the three months ended November 30, 2011, the Company changed its accounting policy for mineral exploration expenditures as follows, which has been disclosed in the above reconciliations as a change in accounting policy:  All costs related to exploration activities are expensed as incurred. Mining properties and surface rights acquired through business combinations or asset acquisitions are carried at cost less accumulated impairment. Once technical feasibility and commercial viability can be demonstrated (generally upon the establishment of proven or probably reserves), the carrying value will be assessed for impairment and reclassified to mining interests.

STARFIELD RESOURCES INC. | 24